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Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

June 22, 2022

CONFIDENTIAL

Ms. Tatanisha Meadows
Mr. Adam Phippen
Mr. Brian Fetterolf
Ms. Lilyanna Peyser

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TH International Limited Amendment No. 5 to Registration Statement on Form F-4 Filed June 8, 2022 File No. 333-259743

Dear Ms. Meadows, Mr. Phippen, Mr. Fetterolf, and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 17, 2022, on the Company’s revised Registration Statement on Form F-4 publicly filed on June 8, 2022, relating to a proposed business combination (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised Registration Statement on Form F-4 (the “Revised Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review pursuant to the Jumpstart Our Business Startups Act. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

责任有限合伙  非中国执业律师 • Licensed foreign lawyers only

Austin   Bay Area   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   New York   Paris   Salt Lake City   Shanghai   Washington, D.C.

June 22, 2022

Amendment No. 5 to Registration Statement on Form F-4 filed June 8, 2022 Selected Definitions, page v

1.	Please revise the definition of "PRC" so that it does not exclude Hong Kong and Macau.

In response to the Staff’s comments, the Company has revised the disclosure on page v of the Revised Registration Statement.

Termination of UBS’s Engagements, page 123

2.	We note your disclosure that "UBS has not confirmed whether it agrees with the disclosure made in this proxy statement/prospectus related to the termination and, therefore, there can be no assurances that UBS agrees with such disclosure, and no inference can be drawn to this effect." Please also provide us with a letter from UBS and its affiliates stating whether they agree with the statements made in your proxy statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect whether you have discussed the disclosure with UBS, and if UBS does not respond, please revise your disclosure to indicate you have asked and not received a response.

In response to the Staff’s comments, the Company has revised the disclosure on pages 91 and 127 of the Revised Registration Statement.

3.	Please tell us whether UBS was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 126 regarding the "relative valuation analysis" reviewed by Silver Crest’s board of directors and the related analysis of comparable publicly-traded companies that were "selected based on the professional judgment of Silver Crest’s management". If UBS was involved in preparing this disclosure, please clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise, and please also revise your risk factor on page 88 to describe their role in connection with the preparation of the registration statement and the valuation of THIL. Last, please clarify whether UBS claims no role in the Silver Crest's business combination transaction. In this regard, we note your disclosure that "UBS will not be responsible for any portion of THIL’s registration statement on Form F-4 in connection with the Business Combination."

In response to the Staff’s comments, the Company has revised the disclosure on pages 90, 126 and 127 of the Revised Registration Statement.

4.	Please disclose whether UBS assisted in the preparation or review of any materials reviewed by the Silver Crest board of directors or management as part of their services to Silver Crest, including the "benchmarking" guidance discussed on page 123, and disclose whether UBS has withdrawn its association with those materials and notified Silver Crest of such disassociation. With respect to any notifications to PIPE investors regarding the transaction, the "support in the assembly of materials included in the presentation to PIPE investors" as disclosed on page 123, as well as any other materials reviewed by PIPE investors, please also disclose the role played by UBS and discuss whether UBS has withdrawn its association with those materials and notified Silver Crest of such disassociation.

In response to the Staff’s comments, the Company has revised the disclosure on pages 90 and 126 of the Revised Registration Statement.

June 22, 2022

Silver Crest's Board of Directors' Reasons for the Business Combination, page 124

5.	We note your responses to comments 16 and 17 as well as your amended disclosure on page 122 that BofA Securities organized and processed "publicly available market data with respect to sector-specific comparable companies for the preparation of certain valuation-related marketing materials that were presented to and reviewed by Silver Crest’s board of directors and management and PIPE investors." Please further revise to clarify the role of BofA Securities and its affiliates in preparing, presenting, analyzing and/or discussing the comparable companies and valuation-related analyses and materials. Please clarify what you mean by "valuation-related marketing materials." Please tell us in your response whether BofA Securities or any of its affiliates was involved in the preparation of any disclosure that is included in the registration statement or material underlying disclosure in the registration statement, revise to clarify who prepared the "financial projections provided by THIL’s management" and reviewed by Silver Crest's board, revise your risk factor on page 87 to describe the role of BofA Securities and its affiliates in connection with the preparation of the registration statement and the valuation of THIL, and revise your disclosure on page 122 to disclose whether BofA Securities or any of its affiliates has notified Silver Crest of the disassociation of the valuation-related materials.

In response to the Staff’s comments, the Company has revised the disclosure on pages 89, 124 and 128 of the Revised Registration Statement.

6.	We note your summary of the "relative valuation analysis reviewed by Silver Crest’s board of directors" that assesses comparable companies selected by Silver Crest's management. As your disclosure on page 122 indicates that such analyses were prepared by BofA Securities and included in the materials presented and reviewed by Silver Crest's board, please provide us with your analysis of whether such materials fall within the purview of Item 4(b) of Form F-4, and if such materials differ from the analyses of the companies selected by Silver Crest's management, explain such difference. To the extent that you conclude that such materials constitute an Item 4(b) report, please summarize in a separate section the valuation-related analyses/materials prepared by BofA Securities and provide the information required by Item 4(b) of Form F-4 and Item 1015(b)(6) of Regulation M-A, including the underlying data for each selected company, and also file such analyses/materials as an exhibit to this registration statement, consistent with Item 21(c) of Form F-4.

In response to the Staff’s comments, the Company has revised the disclosure on pages 89, 90, 124, 126 and 129 of the Revised Registration Statement. The Company respectfully advises the Staff that the “relative valuation analysis reviewed by Silver Crest’s board of directors” was prepared by Silver Crest’s management and that neither Merrill Lynch (Asia Pacific) Limited (“BofA Securities”) nor UBS Securities LLC (“UBS”) provided any report, opinion or appraisal that is required to be disclosed under Item 4(b) of Form F-4 or Item 1015(b)(6) of Regulation M-A. BofA Securities only assisted THIL with compiling publicly available information on publicly-traded companies selected by THIL’s board of directors on the basis of its professional judgment as comparable to THIL and appropriate for its relative valuation analysis regarding THIL and did not provide any related analysis. While UBS provided benchmarking and structuring guidance to Silver Crest, the information compiled by UBS in connection with its benchmarking and structuring guidance was based on publicly available information on publicly-traded companies selected by Silver Crest’s management on the basis of its professional judgment as comparable to THIL and appropriate for the relative valuation analysis it prepared regarding THIL.

June 22, 2022

7.	We note your response to comment 18, as well as your amended disclosure that "Silver Crest's board of directors views the termination of BofA Securities’s engagements as part of a broader response to the proposed rules rather than as a reaction to a particular concern about the Business Combination." Please elaborate on the board's views -- including the basis for such views -- that the resignation of BofA Securities and its affiliates is related to the SEC's proposed rules and not specifically to the Business Combination, and disclose whether BofA Securities and its affiliates agree with such characterization. Disclose what consideration the board gave to the information provided by BofA Securities in connection with the transaction, including the comparable companies analyses that forms a part of the valuation-related materials, in light of BofA Securities' disassociation with such materials and whether the board continues to rely on such information; to the extent the board continues to rely on such information, please disclose the board's rationale in doing so given that the information was provided by an advisor that has since resigned and disassociated itself from such information and the liability related to such information. Please revise your disclosure to address these issues in the context of UBS' resignation, as well.

In response to the Staff’s comments, the Company has revised the disclosure on pages 89, 91, 125 and 127 of the Revised Registration Statement.

Silver Crest Acquisition Corporation Financial Statements, page F-41

8.	Please revise to include interim financial statements for the period ended March 31, 2022.

In response to the Staff’s comments, the Company has revised the disclosure on pages 34, 35, F-1 and F-61 to F-80 of the Revised Registration Statement.

Exhibit 23.1, page II-2

9.	Please file an updated auditor consent.

In response to the Staff’s comments, the Company has filed the updated auditor consent as Exhibit 23.1 of the Revised Registration Statement.

General

10.	Please provide us with (i) any correspondence between UBS, THIL and Silver Crest relating to UBS' resignation as capital markets advisor to Silver Crest and (ii) the engagement letter and indemnification agreement between Silver Crest and UBS, as discussed on page 123.

In response to the Staff’s comments, the Company has submitted the correspondence between Silver Crest and UBS (including their respective counsel) relating to the termination of UBS's engagement as a capital markets advisor to Silver Crest and the engagement letter and the indemnification agreement between Silver Crest and UBS. The Company respectfully advises the Staff that there is no such correspondence between THIL and UBS relating to the termination of UBS's engagement as a capital markets advisor to Silver Crest. The Company has also revised the disclosure on pages 90 and 126 of the Revised Registration Statement.

11.	We note your disclosure in the last bullet on page 29 regarding the possible unavailability of cash and/or non-cash assets held in the PRC to fund operations; please revise to also address the possible unavailability of cash and/or non-cash assets held in Hong Kong to fund operations. We also note your disclosure on pages 60 and 63 regarding the possible unavailability of cash and/or non-cash assets held in Hong Kong to fund operations; please revise to also address the possible unavailability of cash and/or non-cash assets held in the PRC to fund operations.

In response to the Staff’s comments, the Company has revised the disclosure on pages 29, 30, 61 and 64 of the Revised Registration Statement.

June 22, 2022

If you have any questions regarding the Revised Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Linda Zhao, Partner, KPMG Huazhen LLP

John Owen, Esq., Partner, Morrison & Foerster LLP